FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of July, 2003

Commission File Number: 0-30820

                             Tioga Technologies Ltd.

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                              (+972-3)696-21-21

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The information in this report on Form 6-K is incorporated by reference into all
Registration Statements which the registrant has filed or which it will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Tioga Technologies Reports 2003 Second Quarter Results. Dated:
July 25, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Tioga Technologies Ltd.
                                           (Registrant)

                                           /s/ Adam M. Klein
                                           ___________________
                                           By: Adam M. Klein
Date: July 28, 2003                        for Izhak Tamir,
                                           pursuant to authorization


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                                  EXHIBIT INDEX

Exhibit Number                 Description of Exhibit

10.1 Press Release: Tioga Technologies Reports 2003 Second Quarter Results. Dated: July 25, 2003




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                                  Exhibit 10.1

                                                        PRESS RELEASE

                                                        FOR IMMEDIATE RELEASE

For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



             Tioga Technologies Reports 2003 Second Quarter Results

Tel Aviv, Israel, July 25, 2003 -- Tioga Technologies Ltd. (OTC BB: TIGA) today reported results for the second quarter and six months ended June 30, 2003. The results reflect post-closing effects of the transaction pursuant to the Asset Purchase Agreement with STMicroelectronics NV, which was effective as of April 28, 2003.

In the second quarter, revenues were $666,000. The net income for the quarter was $11.9 million, or $0.50 per share, including a capital gain in the amount of $12.7 million related to funds received from STMicroelectronics subsequent to the closing of the Asset Purchase Agreement. Cash in the amount of $1.4 million related to the agreement with STMicroelectronics remained in an escrow account as of the conclusion of the quarter, pending further discussion between the two companies.

During the quarter, the Company repurchased under the terms of the previously announced repurchase plan, approximately, 3.5 million of its ordinary shares for total consideration of $ 840,000, bringing the total number of shares outstanding to 23,043,200 as of June 30, 2003.

Commenting on the results, Izhak Tamir, Chairman of Tioga said, "These results are representative of the closing of our asset transaction with STMicroelectronics. At this juncture, our primary goal is to determine the best course of action going forward with respect to Tioga and its shareholders. Without any business activities, we do not anticipate that Tioga will generate revenues.

About Tioga Technologies:
Until April 28, 2003, the day of the closing of the Assets Transaction with STMicroelectronics, Tioga Technologies Ltd. developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

                               (Tables to follow)

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


                                                Tioga Technologies Ltd.

                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                     (Dollars in thousands, except per share date)

                                                                 Three Months Ended              Six Months Ended
                                                                     June 30                         June 30
                                                              2003             2002            2003           2002
                                                              ----             ----            ----           ----
                                                           (Unaudited)      (Unaudited)    (Unaudited)     (Unaudited)

Revenues                                                 $          666   $        2,856$          2,691 $        3,307



Research and development expenses, net                              511            1,640           1,752          3,430

Product Costs                                                                                          8

Selling, general and administrative expenses                        106              559             683          1,346

Amortization of deferred stock compensation                         667              212             771            422
                                                                 ------           ------          ------         ------
Total operating expenses                                          1,284            2,411           3,214          5,198
                                                                 ------           ------          ------         ------
Operating income (loss)                                           (618)              445           (523)        (1,891)

Other Income                                                     12,687            9,698          12,687          9,698

Financial expense, net                                              196              226             278            535
                                                                 ------           ------          ------         ------
Net Income                                               $       11,873   $        9,917 $        11,886 $        7,272
                                                                 ======           ======          ======         ======
Net income per share - basic                             $         0.50   $         0.40 $          0.49 $         0.30
                                                                 ======           ======          ======         ======
Weighted average number of shares outstanding - basic            23,887           24,679          24,034         24,581
                                                                 ======           ======          ======         ======


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


                                                  Tioga Technologies Ltd.
                                                CONSOLIDATED BALANCE SHEETS
                                                   (Dollars in thousands)
                                                                           June 30                      December 31
                                                                            2003                           2002
                                                                            ----                           ----
                                                                         (Unaudited)                     (Audited)

                                                ASSETS

Current assets:

    Cash and cash equivalents                                   $                      9,373  $                        5,559
    Receivables due from STMicroelectronics                                            2,653                             400
    Other receivables                                                                     73                           2,201
    Inventories                                                                                                           37
                                                                                      ------                          ------
          Total current assets                                                        12,099                           8,197

Long-term lease deposits                                                                                                  28
Severance pay fund                                                                                                       894
Property and equipment, net                                                                                              379
                                                                                      ------                          ------
          Total assets                                          $                     12,099  $                        9,498
                                                                                      ======                          ======


                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Current maturities of long-term loan from a related party                                 $                        1,800
    Trade payables                                                                                                       106
    Related party current account                               $                        496                             674
    Employees and payroll accruals                                                                                       448
    Other current liabilities                                                          1,546                           1,218
                                                                                      ------                          ------
          Total current liabilities                                                    2,042                           4,246

Long term liabilities:

    Long-term loan from a related party                                                                                5,200
    Accrued Severance pay                                                                                              1,600
                                                                                      ------                          ------

          Total long-term liabilities                                                   -                              6,800

Shareholders' equity                                                                  10,057                         (1,548)
                                                                                      ------                          ------
          Total liabilities and shareholders' equity            $                     12,099  $                        9,498
                                                                                      ======                          ======
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